SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 15, 2007
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

Enclosed:
First quarter financial statements, notes and MD&A
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 15, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

1	Interim Report for the three months ended, March 31, 2007.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At May 15, 2007 the Company had 374.4 million common shares issued and outstanding and warrants and stock options outstanding for 13.3 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

INTRODUCTION

This discussion and analysis of the financial position and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2007, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2006. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 26.
The effective date of this MD&A is May 15, 2007.

OVERVIEW

The principal event to date in 2007 for Ivanhoe Mines occurred on April 10 when Ivanhoe Mines and its strategic partner, Rio Tinto, announced that they had reached agreement in principle with the Mongolian Government’s Working Group on a draft Investment Agreement for the development of the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region.
The draft agreement remains subject to review and approval by the Cabinet of the Mongolian Government and the National Parliament and the settlement of definitive documentation. The draft agreement also is subject to review and approval by the boards of directors of Ivanhoe Mines and Rio Tinto.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Detailed information will be released when appropriate, subject to approval of the draft agreement by the Mongolian Government’s Cabinet.
Oyu Tolgoi Development Activities
Site preparation during the quarter continued, ensuring that the project will be in a position to commence full construction in July 2007. Activities on site are focussed on the sinking of Shaft No. 1, preliminary work on Shaft No. 2, excavation for the concentrator building and development of the water-supply bore field.
Shaft No. 1, the first deep underground development project of its type in Mongolia, passed the 1,000-metre milestone mark in early May 2007. Shaft No. 1, with its planned depth of more than 1,300 metres, will allow for additional exploration of the Oyu Tolgoi underground mine and also will provide initial production, and ultimately ventilation, to the underground mine. The completion of Shaft No. 1 will provide the key geotechnical information required to advance the underground deposit to a feasibility level, a milestone currently expected to be reached in 2008.
Work is well underway on Shaft No. 2, which is planned to be the initial primary underground production and service shaft at Oyu Tolgoi. Work completed in 2006 involved shaft engineering and surface infrastructure. Work now has commenced on pre-sinking and a decision to mobilize crews for collar construction is expected shortly. Engineering work is continuing on schedule. An order was placed for the auxiliary hoist for Shaft No. 2 in January 2007, and bids are being sought for the main friction hoists to allow for the expected start of full construction in July 2007.
The joint Ivanhoe Mines—Rio Tinto mine planning team completed a significant amount of study work on the Hugo North ore body during the first quarter of 2007 to ascertain the best base case for the development of this high-grade resource. This work, together with the detailed engineering for plant and infrastructure and previous open-pit planning, will be updated and incorporated in the Integrated Development Plan (2007 IDP) to be released in the second half of 2007.
Oyu Tolgoi resources expanded with ongoing drilling program
Ivanhoe Mines completed approximately 20,650 metres of drilling on the Oyu Tolgoi Project during Q1’07, including exploration on the adjoining Entrée Gold-Ivanhoe Mines earn-in joint venture properties, Shivee Tolgoi and Javkhlant. Significant geotechnical drilling is being conducted to bring the geotechnical characterization to a pre-feasibility level in the Hugo Dummett North Deposit, as well as for a starter block cave or a sub-level cave. Sterilization drilling was completed under the primary crusher site, the route of the conveyor system and the water supply pipeline across the Shivee Tolgoi property. Drilling also was conducted on the Southern Oyu Wedge Deposit to follow up previously discovered high-grade copper-gold mineralization located on the east side of the zone. By the end of the quarter, two drill rigs were operating on the Javkhlant concession, exploring a 3,000-metre-long gradient array IP anomaly referred to as the Sparrow South target. A third rig will be added to the Javkhlant program soon.
Drilling at the Sparrow South target, located approximately three kilometres southwest of the south-western end of South West Oyu, has intersected stratigraphy similar to the late-Devonian host rocks

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
of South West Oyu, including conglomeratic formations with highly mineralized, rounded clasts and late-stage chalcopyrite mineralization cutting the matrix of the conglomerate. This suggests that a high-grade, copper-gold deposit existed in the proximity of the IP target that had been exposed to erosion late in the mineralization period. Drilling will continue in Q2’07, with the objective being the location of the source of the high-grade cobbles and the IP chargeability anomaly.
Geotechnical drilling intended to further define the geotechnical characteristics of the Hugo North Deposit and the Northwest Boundary Fault was completed in Q1’07. Two geotechnical holes are being drilled on the eastern side of Hugo North to assess the geotechnical characteristics of the East BAT fault, which parallels the eastern margin of the deposit and may influence future development decisions on the Hugo North Deposit.
COAL PROJECTS
Ivanhoe Mines’ Coal Division being merged with Asia Gold
In the second quarter of 2006, Ivanhoe Mines announced a plan to transfer the Company’s Mongolian Coal Division to Asia Gold Corp. in exchange for approximately 82.6 million shares of Asia Gold. This transaction was approved by the minority shareholders of Asia Gold on August 8, 2006. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licences in Mongolia.
On May 1, 2007, Ivanhoe Mines and Asia Gold announced that the Government of Mongolia had completed the transfer of all 35 coal exploration licences held by Ivanhoe Mines in the South Gobi area of Mongolia. All of the material conditions precedent to the closing now have been satisfied. The transaction is expected to close after Asia Gold’s Annual General Meeting on May 25, 2007, at which time Asia Gold’s shareholders will be asked to authorize a change of Asia Gold’s corporate name to SouthGobi Energy Resources Ltd. to more accurately reflect Asia Gold’s strategic focus of integrated coal and energy development in Mongolia’s South Gobi region. The proposed name change is subject to regulatory approval. If the name change is approved, SouthGobi Energy Resources will trade on the TSX Venture Exchange under the trading symbol SGQ.
Ivanhoe Mines is Asia Gold’s largest shareholder, currently owning approximately 44% of Asia Gold’s outstanding shares. Upon the closing of the transaction, Ivanhoe Mines will own approximately 90% of the issued and outstanding shares of Asia Gold.
Mining Licence Application Process Underway for Ovoot Tolgoi Project
The Nariin Sukhait coal project has been renamed Ovoot Tolgoi to differentiate Ivanhoe Mines’ coal exploration and development project in Mongolia’s South Gobi Province from the adjoining Nariin Sukhait coal mine owned by a Mongolian-Chinese joint venture company, MAK/Qinhua.
In April 2007, Ivanhoe Mines initiated the formal process for obtaining a Mining Licence for development of a surface open-pit coal mine at Ovoot Tolgoi. As required by the Minerals Law of Mongolia, Ivanhoe Mines filed a Detailed Environmental Impact Assessment (DEIA) and a Geological Resource Report for the Ovoot Tolgoi property.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In May 2007, the DEIA for the Ovoot Tolgoi coal project was approved by the Mongolian Government’s Ministry of Environment and, following receipt of the Government approval of the Geological Resource report, Ivanhoe Mines will formally file for a mining licence to commence development and operation.
According to the Minerals Law, mining licences in Mongolia are granted for a 30-year term, with accompanying rights to two 20-year extensions. Such mining licences provide broad-based rights to the licensee, including the rights to mine and conduct further exploration within the mining claim, sell mineral products at international market prices, transfer all or part of the mining licence, construct necessary structures to carry out mining activities, pass through adjacent land and land owned or possessed by other persons and use land and water in compliance with applicable laws.
AUSTRALIA
Ivanhoe Australia Enters into Investment Agreement with Exco Resources
On May 9, 2007, Ivanhoe Mines’ 100%-owned subsidiary, Ivanhoe Australia, announced that it had entered into a private placement investment in, and a joint-venture agreement with, Exco Resources NL (Exco). Exco is an Australian mineral exploration company listed on the Australian Stock Exchange. Exco holds extensive exploration tenements in the Cloncurry copper, uranium and gold region in northwest Queensland and the White Dam gold project in South Australia.
Ivanhoe Australia’s investment and joint venture with Exco significantly expands Ivanhoe Mines’ exploration presence in the highly prospective Cloncurry region in the Mt. Isa District.
The private placement consists of 26.4 million Units at a price of A$0.30 per Unit, for a cost of A$7.9 million. Each Unit consists of one common share and 0.8 share purchase warrants. One full share purchase warrant allows Ivanhoe Australia to purchase, subject to Exco shareholders’ approval, one Exco common share at a price of A$0.35 on, or before, June 1, 2008. If all the warrants are exercised, the total investment will be $A15.3 million and will result in Ivanhoe Australia holding approximately 19.9% of Exco’s common shares.
The second part of the investment is an exploration joint venture on approximately 785 square kilometres of Exco’s 100%-owned tenements located south of the Kuridala tenements, which form the northern part of Ivanhoe Australia’s 2,140-square-kilometre Cloncurry copper, uranium and gold project. The terms of the joint venture call for Ivanhoe Australia to spend A$5 million over three years to earn an 80% interest in Exco’s tenements. The joint venture expands and consolidates Ivanhoe Australia’s exploration land position around its current Cloncurry Project.
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, some of which have associated uranium. Since January 2007, Ivanhoe Mines has increased its exploration efforts at Cloncurry and early results have been encouraging.
Swan Prospect. In Q1’07, 11 holes were drilled at the Swan Prospect, totalling 5,000 metres. This drilling has continued to expand the northern zone mineralization at Swan. In addition, drilling into the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
western footwall has located a new mineralization branch trending to the northwest. The outlines of the Swan, Swell, Elliott and Corbould mineral zones demonstrate a relationship between the gravity data results and the copper, uranium and gold mineralization. Future target areas, interpreted from gravity data results, have not been previously drilled and open up a large area for potential mineralization.
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys. In 2006, 14 reverse-circulation (RC) drill holes and six diamond drill (DD) holes were completed. In 2007, a further three DD holes tested intersections discovered in 2006. In January 2007, 1,250 metres were completed, with Holes 7, 8 and 9 testing previous intersections in Holes 6 and 3.
The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. To explore this prospect, further deep dipole-dipole IP is planned, as well as drilling to the northeast.
Metal Ridge and Metal Ridge North. The diamond and RC drill program that commenced in late 2006 was completed in January 2007. Thirteen holes were drilled, totalling 4,560 metres, with 660 metres of diamond drilling and 400 metres of RC completed to date in 2007.
No large intersections of mineralization were located during this drilling; however copper, lead, zinc and uranium values were scattered through the core, with traces of molybdenum. The uranium is present as a high background with a strong presence in several holes.
Uranium Prospects. In addition to the IOCG prospects identified above, the Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. Drilling has begun on Robert Heg and Elizabeth Anne. Additional drilling programs are planned in 2007 on the Dairy Bore, Elizabeth Anne, Great Wall and Robert Heg prospects. An additional 20 targets that were defined by the airborne survey completed in November 2006 are awaiting ground survey inspection prior to drilling.
ASSETS HELD FOR SALE
As part of the negotiation of the Rio Tinto strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest — held through its Monywa subsidiary — in the Monywa Copper Project. On February 27, 2007, Ivanhoe Mines relinquished ownership of the Monywa subsidiary to an independent third-party trust (the Trust), pending their sale. The sole purpose of the Trust is to sell the assets to one or more arm’s-length third parties. Ivanhoe Mines has divested itself of ownership in the Monywa Copper Project and Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note — issued by the Trust on the transfer of the Myanmar assets — that is to be repaid once the assets are sold.
Upon transfer of the Myanmar assets to the Trust in February 2007, Ivanhoe Mines ceased accounting for its investment in the Monywa Copper Project under the equity method due to an inability to exercise significant influence. The investment now is accounted for under the cost method.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
EXECUTIVE CHANGES
Bret Clayton, Rio Tinto’s Chief Executive Copper, was appointed to Ivanhoe Mines’ board of directors at the company’s Annual General Meeting on May 11, 2007.
Mr. Clayton is Chief Executive of Rio Tinto Copper, based in London. Mr. Clayton provides management oversight to the Copper group, which comprises Kennecott Utah Copper and Kennecott Minerals Company in the US, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa, as well as the Oyu Tolgoi copper-gold partnership with Ivanhoe Mines in Mongolia, the Resolution copper project in the US and the La Granja copper project in Peru.
During his 13-year career with the Rio Tinto Group, Mr. Clayton has held numerous senior management positions, including Head of Financial Planning and Reporting for Rio Tinto plc in London and General Manager, Commercial, and Chief Financial Officer for Hamersley Iron and Rio Tinto Iron Ore in Perth, Australia. He also was President and CEO of Rio Tinto Energy America, based in Gillette, Wyoming, where he was responsible for all North American energy-related business of Rio Tinto Energy, with a primary focus on coal. Mr. Clayton spent nine years at PricewaterhouseCoopers auditing and consulting to the U.S. mining industry before he joined the Rio Tinto group.
Mr. Clayton succeeds Tom Albanese as Rio Tinto’s representative on the Ivanhoe Mines Board. Mr. Albanese, who served on the board since November, 2006, was recently appointed as Rio Tinto’s Chief Executive.
REVIEW OF OPERATIONS
In Q1’07, Ivanhoe Mines recorded a net loss of $46.8 million (or $0.13 per share), compared to a net loss of $23.2 million (or $0.07 per share) in Q1’06. The $23.6 million increase in the loss from 2006 to 2007 was primarily due to a $21.9 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operations loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized. Results for the quarter also were affected by a $3.4 million increase in interest income, a $1.0 million increase in foreign exchange gains, a $0.7 million increase in income from discontinued operations, less a $1.2 million decrease in general and administrative costs and a $4.0 million decrease in share of income from investment held for sale.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:
1.	Selected Quarterly Data

2.	Review of Operations
A.	Exploration Activities

B.	Assets Held for Sale

C.	Discontinued Operations

D.	Administrative and Other Expenses
3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	Risks and Uncertainties

12.	Related-Party Transactions

13.	Changes in Internal Control over Financial Reporting

14.	Cautionary Statements

15.	Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2007	2006	2006	2006

Exploration expenses	($53.5)	($70.4)	($67.3)	($43.7)
General and administrative	($5.2)	($8.9)	($6.9)	($6.0)
Share of income (loss) from investment held for sale	$0.4	$7.4	$9.0	($2.4)
Foreign exchange gains (losses)	$0.8	($3.7)	($0.4)	$4.7
Net (loss) from continuing operations	($55.4)	($73.5)	($68.0)	($45.7)
Net income from discontinued operations	$8.6	$4.8	$1.5	$5.4
Net (loss)	($46.8)	($68.7)	($66.5)	($40.3)
Net (loss) income per share
Continuing operations	($0.15)	($0.21)	($0.20)	($0.14)
Discontinued operations	$0.02	$0.01	$0.00	$0.02
Total	($0.13)	($0.20)	($0.20)	($0.12)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2006	2005	2005	2005

Exploration expenses	($31.6)	($41.7)	($30.5)	($35.5)
General and administrative	($6.4)	($4.2)	($5.7)	($4.2)
Share of income (loss) from investment held for sale	$4.5	($0.5)	$8.0	$7.8
Foreign exchange gains (losses)	($0.2)	($0.4)	$7.1	$1.7
Net (loss) from continuing operations	($31.1)	($49.8)	($20.6)	($31.1)
Net income from discontinued operations	$7.9	$7.9	$6.4	$5.9
Net (loss)	($23.2)	($41.8)	($14.3)	($25.2)
Net (loss) income per share
Continuing operations	($0.10)	($0.16)	($0.07)	($0.10)
Discontinued operations	$0.03	$0.03	$0.02	$0.02
Total	($0.07)	($0.13)	($0.05)	($0.08)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

REVIEW OF OPERATIONS

In Q1’07, Ivanhoe Mines recorded a net loss of $46.8 million (or $0.13 per share), compared to a net loss of $23.2 million (or $0.07 per share) in Q1’06. The $23.6 million increase in the loss from 2006 to 2007 was primarily due to a $21.9 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operations loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized. Results for the quarter also were affected by a $3.4 million increase in interest income, a $1.0 million increase in foreign exchange gains, a $0.7 million increase in income from discontinued operations, less a $1.2 million decrease in general and administrative costs and a $4.0 million decrease in share of income from investment held for sale.
A.     EXPLORATION ACTIVITIES
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures in Mongolia relate directly to development activities at its Oyu Tolgoi Project.
In Q1’07, Ivanhoe Mines expensed $53.5 million in exploration and development activities, compared to $31.6 million in Q1’06. Included in exploration costs are engineering and development costs for the Oyu Tolgoi Project. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized.
The majority of the $53.5 million was spent on Ivanhoe Mines’ Mongolian properties ($51.4 million in Q1’07, compared to $29.4 million in Q1’06), which consisted of the following exploration and development costs:
MONGOLIA EXPLORATION EXPENSES

	Q1'07	% of Total

($ in million’s)

Oyu Tolgoi
Concentrator and Infrastructure Engineering	$9.2	18%
Site Construction	18.7	36%
Shaft No. 1 Sinking	7.2	14%
Exploration	4.5	9%
Owner’s Costs (includes non-cash stock-based compensation)	4.8	9%

	44.4
Coal Division	1.2	2%
Other Mongolia Exploration (including Asia Gold)	3.1	6%
UB Office	2.7	5%

	$51.4	100%

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exploration and development expenditures capitalized in Q1’07 totalled $14.9 million, compared to $10.3 million in Q1’06. During Q1’07, the $14.9 million capitalized related mainly to $14.6 million capitalized at Oyu Tolgoi for plant and equipment, camp and office buildings.
MONGOLIA
OYU TOLGOI
The Oyu Tolgoi Project consists of two groups of deposits — the Southern Oyu Deposits and the Hugo Dummett Deposits — that are contained within an aggregate area of approximately 6.3 kilometres north-south by 3 kilometres east-west. In March 2007, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc was released. It contained a revised estimate of the Project’s mineral resources at the Hugo North Deposit that had been independently estimated by AMEC Americas Ltd. The revised estimates can be found in the 2006 Annual Information Form on www.sedar.com.
Agreement in principle reached on draft Investment Agreement
On April 10, 2007, Ivanhoe Mines and its strategic partner, Rio Tinto, reached an agreement in principle with the Mongolian Government’s Working Group on a draft Investment Agreement for the development of the Oyu Tolgoi Project.
The draft agreement remains subject to review and approval by the Cabinet of the Mongolian Government and the National Parliament and the settlement of definitive documentation. The draft agreement also is subject to review and approval by the boards of directors of Ivanhoe Mines and Rio Tinto.
Detailed information will be released when appropriate, subject to approval of the draft agreement by the Mongolian Government’s Cabinet.
Oyu Tolgoi Development Activities
Site preparation during the quarter continued, ensuring that the project will be in a position to commence full construction in July 2007. Activities on site are focussed on the sinking of Shaft No. 1, preliminary work on Shaft No. 2, excavation for the concentrator building and development of the water-supply bore field.
Shaft No. 1, the first deep underground development project of its type in Mongolia, passed the 1,000-metre milestone mark in early May 2007. Shaft No. 1, with its planned depth of more than 1,300 metres, will allow for additional exploration of the Oyu Tolgoi underground mine and also will provide initial production, and ultimately ventilation, to the underground mine. The completion of Shaft No. 1 will provide the key geotechnical information required to advance the underground deposit to a feasibility level, a milestone currently expected to be reached in 2008.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Work is well underway on Shaft No. 2, which is planned to be the initial primary underground production and service shaft at Oyu Tolgoi. Work completed in 2006 involved shaft engineering and surface infrastructure. Work now has commenced on pre-sinking and a decision to mobilize crews for collar construction is expected shortly. Engineering work is continuing on schedule. An order was placed for the auxiliary hoist for Shaft No. 2 in January 2007, and bids are being sought for the main friction hoists to allow for the expected start of full construction in July 2007.
The joint Ivanhoe Mines—Rio Tinto mine planning team completed a significant amount of study work on the Hugo North ore body during the first quarter of 2007 to ascertain the best base case for the development of this high-grade resource. This work, together with the detailed engineering for plant and infrastructure and previous open-pit planning, will be updated and incorporated in the Integrated Development Plan (2007 IDP) to be released in the second half of 2007.
Oyu Tolgoi resources expanded with ongoing drilling program
Ivanhoe Mines completed approximately 20,650 metres of drilling on the Oyu Tolgoi Project during Q1’07, including exploration on the adjoining Entrée Gold-Ivanhoe Mines earn-in joint venture properties, Shivee Tolgoi and Javkhlant. Significant geotechnical drilling is being conducted to bring the geotechnical characterization to a pre-feasibility level in the Hugo Dummett North Deposit, as well as for a starter block cave or a sub-level cave. Sterilization drilling was completed under the primary crusher site, the route of the conveyor system and the water supply pipeline across the Shivee Tolgoi property. Drilling also was conducted on the Southern Oyu Wedge Deposit to follow up previously discovered high-grade copper-gold mineralization located on the east side of the zone. By the end of the quarter, two drill rigs were operating on the Javkhlant concession, exploring a 3,000-metre-long gradient array IP anomaly referred to as the Sparrow South target. A third rig will be added to the Javkhlant program soon.
Drilling at the Sparrow South target, located approximately three kilometres southwest of the south-western end of South West Oyu, has intersected stratigraphy similar to the late-Devonian host rocks of South West Oyu, including conglomeratic formations with highly mineralized, rounded clasts and late-stage chalcopyrite mineralization cutting the matrix of the conglomerate. This suggests that a high-grade, copper-gold deposit existed in the proximity of the IP target that had been exposed to erosion late in the mineralization period. Drilling will continue in Q2’07, with the objective being the location of the source of the high-grade cobbles and the IP chargeability anomaly.
Geotechnical drilling intended to further define the geotechnical characteristics of the Hugo North Deposit and the Northwest Boundary Fault was completed in Q1’07. Two geotechnical holes are being drilled on the eastern side of Hugo North to assess the geotechnical characteristics of the East BAT fault, which parallels the eastern margin of the deposit and may influence future development decisions on the Hugo North Deposit.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MONGOLIA
Other copper-gold exploration projects
During Q1’07, Ivanhoe Mines’ exploration activities focused on the preparation and submission of detailed licence reports to the Mongolian Government’s Cadastral Office. Submissions for each licence contained a comprehensive report of work completed during 2006, as well as 2007 exploration plans. All reports were submitted and accepted.
The only fieldwork completed during the winter was the dipole-dipole IP survey (65 line kilometres) at Kharmagtai as follow-up to earlier gradient-array surveys. The dipole-dipole programme was successful in that the results more closely reflect the known geology and mineralization; they also define extensions to the known mineralization as well as new chargeability targets. The dipole-dipole work was carried out at a 400-metre line spacing. Drill targets have been defined and an infill phase is planned to provide a more refined 3D model of the drill targets. Drilling at Kharmagtai should commence by late May and routine fieldwork on the remainder of the licences commenced in April.
On the Falcon JV area, BHP Billiton Exploration (BHPB) recommenced exploration with dipole-dipole IP surveys in March and from January continued with drilling on various targets, with no significant results to date. BHPB had spent approximately $7.5 million by the end of Q1’07 and is expected to meet its earn-in commitment of $8.0 million during May 2007.
Ivanhoe Mines held approximately 6.7 million hectares at the end of 2006, including ground held for the Coal Division. A total of 2.3 million hectares were relinquished in Q1’07; the total ground holding currently is 4.4 million hectares. At least 1.4 million hectares are scheduled to be relinquished in 2007 and approximately 1.6 million hectares will be transferred to the Coal Division.
MONGOLIA
COAL PROJECTS
Ivanhoe Mines’ Coal Division being merged with Asia Gold
In the second quarter of 2006, Ivanhoe Mines announced a plan to transfer the Company’s Mongolian Coal Division to Asia Gold Corp. (Asia Gold) in exchange for approximately 82.6 million shares of Asia Gold. This transaction was approved by the minority shareholders of Asia Gold on August 8, 2006. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licences in Mongolia.
On May 1, 2007, Ivanhoe Mines and Asia Gold announced that the Government of Mongolia had completed the transfer of all 35 coal exploration licences held by Ivanhoe Mines in the South Gobi area of Mongolia. All of the material conditions precedent to the closing now have been satisfied. The

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
transaction is expected to close after Asia Gold’s Annual General Meeting on May 25, 2007, at which time Asia Gold’s shareholders will be asked to authorize a change of Asia Gold’s corporate name to SouthGobi Energy Resources Ltd. to more accurately reflect Asia Gold’s strategic focus of integrated coal and energy development in Mongolia’s South Gobi region. The proposed name change is subject to regulatory approval. If the name change is approved, SouthGobi Energy Resources will trade on the TSX Venture Exchange under the trading symbol SGQ.
Ivanhoe Mines is Asia Gold’s largest shareholder, currently owning approximately 44% of Asia Gold’s outstanding shares. Upon the closing of the transaction, Ivanhoe Mines will own approximately 90% of the issued and outstanding shares of Asia Gold.
Mining Licence Application Process Underway for Ovoot Tolgoi Project
The Nariin Sukhait coal project has been renamed Ovoot Tolgoi to differentiate Ivanhoe Mines’ coal exploration and development project in Mongolia’s South Gobi Province from the adjoining Nariin Sukhait coal mine owned by a Mongolian-Chinese joint venture company, MAK/Qinhua.
In April 2007, Ivanhoe Mines initiated the formal process for obtaining a Mining Licence for development of a surface open-pit coal mine at Ovoot Tolgoi. As required by the Minerals Law of Mongolia, Ivanhoe Mines filed a Detailed Environmental Impact Assessment (DEIA) and a Geological Resource Report for the Ovoot Tolgoi property.
In May 2007, the DEIA for the Ovoot Tolgoi coal project was approved by the Mongolian Government’s Ministry of Environment, and following receipt of the Government approval of the Geological Resource report, Ivanhoe Mines will formally file for a mining licence to commence development and operation.
According to the Minerals Law, mining licences in Mongolia are granted for a 30-year term, with accompanying rights to two 20-year extensions. Such mining licences provide broad-based rights to the licensee, including the rights to mine and conduct further exploration within the mining claim, sell mineral products at international market prices, transfer all or part of the mining licence, construct necessary structures to carry out mining activities, pass through adjacent land and land owned or possessed by other persons and use land and water in compliance with applicable laws.
Total Ovoot Tolgoi coal resources are contained in two separate fields, the South-East Field and the West Field. An updated resource report was prepared in March 2007 by Norwest Corporation and is available in the Company’s Annual Information Form available on www.sedar.com.
Other coal exploration in the South Gobi
The Coal Division also is conducting ongoing exploration for coal on six projects located over an east/west distance of almost 600 kilometres from the far west part of the South Gobi almost to Oyu Tolgoi in the east.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
AUSTRALIA
Ivanhoe Australia Enters into Investment Agreement with Exco Resources
On May 9, 2007, Ivanhoe Mines’ 100%-owned subsidiary, Ivanhoe Australia, announced that it had entered into a private placement investment in, and a joint-venture agreement with, Exco Resources NL (Exco). Exco is an Australian mineral exploration company listed on the Australian Stock Exchange. Exco holds extensive exploration tenements in the Cloncurry copper, uranium and gold region in northwest Queensland and the White Dam gold project in South Australia.
Ivanhoe Australia’s investment and joint venture with Exco significantly expands Ivanhoe Mines’ exploration presence in the highly prospective Cloncurry region in the Mt. Isa District.
The private placement consists of 26.4 million Units at a price of A$0.30 per Unit, for a cost of A$7.9 million. Each Unit consists of one common share and 0.8 share purchase warrants. One full share purchase warrant allows Ivanhoe Australia to purchase, subject to Exco shareholders’ approval, one Exco common share at a price of A$0.35 on, or before, June 1, 2008. If all the warrants are exercised, the total investment will be $A15.3 million and will result in Ivanhoe Australia holding approximately 19.9% of Exco’s common shares.
The second part of the investment is an exploration joint venture on approximately 785 square kilometres of Exco’s 100%-owned tenements located south of the Kuridala tenements, which form the northern part of Ivanhoe Australia’s 2,140-square-kilometre Cloncurry copper, uranium and gold project. The terms of the joint venture call for Ivanhoe Australia to spend A$5 million over three years to earn an 80% interest in Exco’s tenements. The joint venture expands and consolidates Ivanhoe Australia’s exploration land position around its current Cloncurry Project.
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, some of which have associated uranium. Since January 2007, Ivanhoe Mines has increased its exploration efforts at Cloncurry and early results have been encouraging.
Swan Prospect. In Q1’07, 11 holes were drilled at the Swan Prospect, totalling 5,000 metres. This drilling has continued to expand the northern zone mineralization at Swan. In addition, drilling into the western footwall has located a new mineralization branch trending to the northwest. The outlines of the Swan, Swell, Elliott and Corbould mineral zones demonstrate a relationship between the gravity data results and the copper, uranium and gold mineralization. Future target areas, interpreted from gravity data results, have not been previously drilled and open up a large area for potential mineralization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys. In 2006, 14 reverse-circulation (RC) drill holes and six diamond drill (DD) holes were completed. In 2007, a further three DD holes tested intersections discovered in 2006. In January 2007, 1,250 metres were completed, with Holes 7, 8 and 9 testing previous intersections in Holes 6 and 3.
The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. To explore this prospect, further deep dipole-dipole IP is planned, as well as drilling to the northeast.
Metal Ridge and Metal Ridge North. The diamond and RC drill program that commenced in late 2006 was completed in January 2007. Thirteen holes were drilled, totalling 4,560 metres, with 660 metres of diamond drilling and 400 metres of RC completed to date in 2007.
No large intersections of mineralization were located during this drilling; however copper, lead, zinc and uranium values were scattered through the core, with traces of molybdenum. The uranium is present as a high background with a strong presence in several holes.
Uranium Prospects. In addition to the IOCG prospects identified above, Ivanhoe’s Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. Drilling has begun on Robert Heg and Elizabeth Anne. Additional drilling programs are planned in 2007 on the Dairy Bore, Elizabeth Anne, Great Wall and Robert Heg prospects. An additional 20 targets that were defined by the airborne survey completed in November 2006 are awaiting ground survey inspection prior to drilling.
KAZAKHSTAN
Bakyrchik Gold Project
The mine facilities remained on care-and-maintenance status during Q1’07. Expenditures for Q1’07 totalled $1.2 million, compared to $0.7 million in Q1’06. The $0.5 million increase in expenditures in Q1’07 was due mainly to increased engineering and planning activities.
During Q1’07, contracts were negotiated to commence the construction of the 150,000 tonnes per annum Pilot Roasting Plant. Construction commenced in April 2007 and is planned to be completed in Q1’08.
Work is continuing on a data compilation and verification program as part of the development of an updated 3D geological model. Ivanhoe Mines has compiled a new database from Bakyrchik mine historical Russian/Kazak drilling, GMSI confirmation drilling and additional data that have been found. Ivanhoe Mines is in the process of verifying and validating the newly compiled database in preparation for completing an updated resource estimate based on the historical data.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Scott Wilson Roscoe Postle Associated Inc., of Canada, has been engaged to prepare a new resource estimate and to provide a technical report for the Project. The report will update the previous preliminary assessment undertaken by the firm in January 2006 and should be completed by the end of Q2’07.
Following the completion of the current work, a program of diamond drilling aimed at increasing confidence in the resources and also evaluating the project’s open-pit potential will be prepared and submitted for regulatory approval in Kazakhstan.
Ivanhoe Mines is continuing to assess financing alternatives for the Project.
ASIA GOLD (44% owned)
The status of the coal transaction between Ivanhoe Mines and Asia Gold is discussed on page 12 in the Mongolian Coal Project section of this MD&A.
Mongolia. Exploration results from the Khongor porphyry copper-gold project in Southern Mongolia confirm a mineralized strike length of two kilometres. About half of this strike length (Khongor North) is located within the West Falcon Gobi Property, a joint-venture property with BHP Billiton World Exploration Inc. (BHPB). The balance is located on the Tsakhir licence, referred to as Khongor South, which was optioned by the Company from Solomon Resources Limited (Solomon) and Gallant Minerals Ltd. (Gallant).
In April 2007, Asia Gold signed a new option agreement with Gallant to earn an 80% interest in the Tsakhir licence. Prior to this new agreement, Asia Gold had an option to earn a 70% interest in the Tsakhir licence through an agreement with Solomon and Gallant. Solomon Resources withdrew from this agreement in March 2007. Further work on the Tsakhir license is planned for in 2007.
Pursuant to an Option Agreement with BHPB, BHPB can earn a 50% interest in the West Falcon Gobi Property by spending $3.5 million on exploration prior to December 31, 2007, and an additional 20% interest by funding a feasibility study up to a maximum value of $45 million. BHPB conducted a Falcon airborne gravity gradiometer survey over the joint venture property in May 2006. Potential coal-bearing basins and prospective areas for porphyry copper systems were identified. Further IP surveys commenced in March 2007, and Asia Gold is expecting results in Q2’07.
Indonesia. Asia Gold has an 85% interest in the Kaputusan prospect in Indonesia. In February 2007, a 3,000-metre diamond-drill program commenced. Five drill holes totalling 800 metres were completed by the end of April 2007.
Bulgaria. In Q1’07, Asia Gold terminated its mineral exploration activities in Bulgaria.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CHINA
Inner Mongolia and Northern China exploration
In March 2007, reconnaissance field exploration recommenced in western Inner Mongolia and elsewhere in Northern China.
Detailed exploration programs are planned to commence in early Q3’07 over two potential gold-silver-copper targets that were identified in late 2006. The planned exploration consists of detailed geological-structural mapping, systematic rock-chip sampling, trenching and ground geophysics, with an aim of defining drill targets for testing later in the year.
Jinshan (45% owned)
In March 2007, Jinshan commenced a 5,000-metre drilling campaign at the CSH (217) Gold project. The drilling program, budgeted at $800,000, is concentrated on the Southwest Zone, including 50-metre-spaced infill drill holes designed to upgrade resources from the inferred category to the indicated category, and step-out drilling to test the southwest extension of the mineralized zone.
The Dadiangou project consists of a licenced area of 15 square kilometres in Gansu Province, China. The Dadiangou project is located in the Qinling Fold Belt, a gold-producing region that trends west to east through the provinces of Gansu and Shaanxi in central China.
On February 6, 2007, Jinshan commenced a 5,000-metre, Phase 1 diamond drill program designed to test the Dadiangou main zone over a strike length of approximately 2,000 metres and to depths of 200 metres or more. The drill program consists of wide-spaced drill sections with one or two drill holes per section. If results of this program show continuity of gold grades over significant widths, an additional program of infill drilling will be required before commissioning a resource estimate. To date, all of the planned 22 drill holes have been completed and Jinshan has not received the final assay results.
In addition to the diamond drilling program, crews currently are on site preparing to collect high-quality channel samples from the accessible underground cross-cuts and from the trenches on surface. As both trenches and underground crosscuts have been completed on 40-metre-spaced sections, the data will give Jinshan a detailed picture of grade distribution in the near-surface portions of the Dadiangou main zone. Outside the main zone, a property-wide soil sampling program is underway and will test for strike extensions and possible parallel shear zones at the project. This program is planned to cover approximately 85% of the 15-square-kilometre property with soil samples spaced 50 metres apart on 100- and 200-metre-spaced lines.
The budget for all Phase 1 drilling activities at Dadiangou is approximately $1.8 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
B.     ASSETS HELD FOR SALE
As part of the negotiation of the Rio Tinto strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest — held through its Monywa subsidiary — in the Monywa Copper Project. On February 27, 2007, Ivanhoe Mines relinquished ownership of the Monywa subsidiary to an independent third-party trust (the Trust), pending their sale. The sole purpose of the Trust is to sell the assets to one or more arm’s-length third parties. Ivanhoe Mines has divested itself of ownership in the Monywa Copper Project and Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note — issued by the Trust on the transfer of the Myanmar assets — that is to be repaid once the assets are sold.
Upon transfer of the Myanmar assets to the Trust in February 2007, Ivanhoe Mines ceased accounting for its investment in the Monywa Copper Project under the equity method due to an inability to exercise significant influence. The investment now is accounted for under the cost method.
In Q1’07, the Monywa Copper Project paid $30.0 million in dividends (net $15.0 million to Ivanhoe Mines).
C.     DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations (Savage River) in Tasmania, Australia, for two initial payments totalling $21.5 million ($15.0 million received in 2005 and $6.5 million received in January 2006), plus a series of five contingent, annual payments that commenced on March 31, 2006.
In 2006, Ivanhoe Mines received the first contingent annual payment of $28.2 million.
On March 30, 2007, Ivanhoe Mines received the second annual contingent payment of $19.0 million with an additional $1.3 million adjustment expected to be received in May 2007. This $20.3 million amount includes $8.6 million in contingent income recognized in the first quarter of 2007.
To date, Ivanhoe Mines has received $68.7 million in proceeds from the sale of Savage River.
D.     ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q1’07 were $1.2 million lower than Q1’06. This was mainly due to a $2.3 million decrease in non-cash, stock-based compensation charges, offset by a $0.2 million increase in salaries and overhead, a $0.4 million increase in legal expenses and a $0.2 million increase in listing fees.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Interest Income. The $3.4 million increase in interest income is due to significantly higher average cash balances in Q1’07, coupled with higher interest rates in Q1’07 compared to Q1’06.
Foreign exchange gain. The foreign exchange gain during the Q1’07 was mainly attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Share of loss on significantly influenced investee. The $0.7 million share of loss on significant influenced investee represents Ivanhoe Mines’ share of Jinshan’s net loss for Q1’07, in Q1’2006 Ivanhoe Mines’ investment in Jinshan was consolidated.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
Operating activities. The $34.2 million of cash used in operating activities from continuing operations in Q1’07 primarily was the result of $52.0 million in cash exploration expenditures, offset by a $15.0 million dividend received from the investment held for sale.
Investing activities. In Q1’07, $5.3 million of cash was provided by investing activities, consisting of the $19.0 million second annual contingent income payment received from the sale of the Savage River operation, less $14.9 million in property, plant and equipment acquisitions and construction mainly relating to Oyu Tolgoi.
Financing activities. Financing activities of $2.4 million in Q1’07 were primarily due to proceeds received from the exercise of stock options.
Liquidity and Capital Resources
At March 31, 2007, consolidated working capital was $324.5 million, including cash of $337.9 million, compared with working capital of $364.7 million and cash of $363.6 million at December 31, 2006.
The bulk of the Company’s expenditures is of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. The Company’s cash resources are considered sufficient to maintain the Company’s minimum level of activities for the next 12 months.
Based on the Company’s financial position at March 31, 2007, the Company believes that existing funds should be sufficient to fund its minimum obligations, including planned Australian and Bakyrchik obligations and general corporate activities, for at least the next 12 months. Should the Company be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for 2007 and thereafter. The Company will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial Instruments
The Company’s financial instruments consist of cash, accounts receivable, other current assets, long-term investments, accounts payable and accrued liabilities and loans payable to related parties.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ loan payable to related parties was estimated by discounting future payments to their present value.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

SHARE CAPITAL

At May 15, 2007, the Company had a total of:
•	374.4 million common shares outstanding.

•	13.3 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$9.40. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$2.31 to Cdn$14.17 per share.

•	92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between U.S.$8.38 and U.S.$9.02 per share. These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

•	Under the terms of the Rio Tinto Agreement, Rio Tinto will take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of 46.3 million shares at a price of US$8.38 per share, for total proceeds of US$388 million.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

OUTLOOK

In April 2007, Ivanhoe Mines and Rio Tinto reached an agreement in principle with the Government’s Working Group on a draft Investment Agreement. The draft agreement remains subject to review and approval by the Cabinet of the Mongolian Government and the National Parliament and the settlement of definitive documentation. The draft agreement also is subject to review and approval by the boards of directors of Ivanhoe Mines and Rio Tinto.
Detailed information will be released when appropriate, subject to approval of the draft agreement by the Mongolian Government’s Cabinet.
The Company cannot predict how soon the ongoing negotiations for an Investment Agreement can be finalized. Accordingly, there can be no assurance that an Investment Agreement containing all of the terms sought by Ivanhoe Mines and/or Rio Tinto can be obtained in the foreseeable future, or at all. In addition, there can be no assurance that the Company will be able to close future financings, including private placement and warrant transactions with Rio Tinto, obtain project financing or otherwise raise capital before its existing cash resources are expended. See “Risks and Uncertainties” in Ivanhoe Mines’ Management’s Discussion and Analysis for the year ended December 31, 2006.
The Investment Agreement that is being negotiated is expected to address recent amendments that were made in 2006 to the Minerals and Tax Laws. These amendments include but are not limited to, the following:
Strategic Deposit. The Government of Mongolia has the option to acquire interests in mineral deposits deemed to be “strategic”. The Government will have a qualified right to acquire an interest of 1) up to 34% in strategic deposits discovered through privately financed exploration; and 2) up to 50% in deposits that were discovered through the use of state funds during the former Soviet era. The Oyu Tolgoi discoveries on the Company’s licences, and on the adjoining Entrée Gold joint venture property, were financed entirely by private capital. The Company’s coal discoveries in the Ovoot Tolgoi region, and at Tsagaan Tolgoi, west of the Oyu Tolgoi Project, also have been funded solely by private capital.
The Minerals Law states that any acquisition of a state interest in a mining project will be subject to negotiation with the licence holder as part of the Investment Agreement process. Although specific provisions of the revised Minerals Law need to be evaluated, addressed and interpreted, the extent of state participation will be determined in part on a project-by-project basis by the proportion of the project capital that the state is prepared to invest. For the last several years, the Company has stated that it was prepared to consult closely with Mongolian Government leaders to assess all strategic alternatives available for the development of the Oyu Tolgoi Project, including the possibility of accepting one or more minority investments from official, government-owned entities whose involvement could be profoundly beneficial to the project’s long-term success.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Royalty rates. The Government’s royalty on all metals increased from 2.5% to 5.0% and is based on gross sales.
Tax rates. The 30% income tax rate on personal and corporate income was reduced to 10% and 25% respectively. The value-added tax was reduced from 15% to 10%.
Licence maturity. The term of an exploration licence was increased from seven to nine years. The maximum term for a mining licence, including possible extensions, was reduced from 100 years to 70 years. At this time, it is not clear if those amendments will or should apply retroactively to existing licences.
Employment requirements. A licence holder is obligated to employ no more than 10% foreign citizens and faces a monthly surcharge of 10 times the minimum monthly salary for each foreign citizen employee above the 10% limit.
Listing requirements. Entities holding a mining licence for a deposit classified as a deposit of strategic importance now are required to list at least 10% of their shares on the Mongolian Stock Exchange. It is uncertain, at present, how this requirement will be implemented in practice and what steps may need to be taken to accomplish such listing.
Maximum duration of Investment Agreements. The maximum duration of Investment Agreements has been set as follows:
•	Investment between $50-$100 million — 10-year term

•	Investment between $100-$300 million — 15-year term

•	Investment greater than $300 million — 30-year term.
The Oyu Tolgoi Project qualifies for an Investment Agreement with a 30-year term.
Other income tax amendments. Amendments to the Tax Law also include the introduction of a 10% investment tax credit, the introduction of a two-year loss-carry-forward provision and improved depreciation allowances. These amendments are expected to compensate for the elimination of the tax holidays that previously applied only to foreign-owned companies, although at present mining is not considered by the Government of Mongolia to qualify for the investment tax credit.
Excess Profits Tax. In May 2006, an excess profits tax was approved by the Mongolian Parliament. The tax, at a rate of 68%, will apply to sales revenue, net of all selling and treatment charges, which exceeds certain threshold levels for copper and gold. Based on the Company’s initial assessment, the effective price at which the tax will apply to Oyu Tolgoi copper currently is estimated to be $1.45 per pound, since the legislated base price of $1.18 per pound, along with the cost of external smelting and realization costs, can be deducted from sales proceeds.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Government also has confirmed that the new excess profits tax would not be applied to copper smelted in Mongolia and would not apply to the gold contained in copper concentrate. The Oyu Tolgoi Project will be a producer of copper concentrate and gold produced at Oyu Tolgoi will be contained in copper concentrate.
In meetings with leaders and senior officials of the Government, the Company reaffirmed its willingness to work with the Government to have or arrange downstream smelting capacity built in Mongolia. The 2005 IDP financial results were based on metal prices that are below the metal-price thresholds set by this new tax on revenue. As a result, the management of the Company believes that the new tax on excess profits should not compromise the basis for the development of the Oyu Tolgoi Project.

OFF-BALANCE-SHEET ARRANGEMENTS

During the year ended December 31, 2006, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

As at March 31, 2007, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those reported in Ivanhoe Mines’ Management’s Discussion and Analysis for the year ended December 31, 2006.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the provisions of the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have an impact on the Company’s consolidated financial condition or results of operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no new recently issued United States accounting pronouncements other than those the Company previously disclosed in its MD&A for the year ended December 31, 2006.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2006.

RELATED-PARTY TRANSACTIONS

The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2006.

	Three months ended March 31,
(in $000’s)	2007	2006
Global Mining Management Corporation	$1,573	$1,377
Ivanhoe Capital Aviation LLC	960	960
Fognani & Faught, PLLC	277	214
Ivanhoe Capital Pte. Ltd.	—	53
Ivanhoe Capital Services Ltd.	186	169

	$2,996	$2,773

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

	Three months ended March 31,
(in $000’s)	2007	2006
Legal	$277	$214
Office and administrative	570	539
Salaries and benefits	1,189	1,060
Travel (including aircraft rental)	960	960

	$2,996	$2,773

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at March 31, 2007, included $373,000 and $2,024,000, respectively (March 31, 2006 — $241,000 and $1,802,013, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
At the end of March 31, 2007, Ivanhoe Mines’ discontinued Savage River operations owed approximately $5.1 million to the Company’s Chairman. This debt originated as a result of the December 2000 acquisition, by Ivanhoe Mines, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon Ivanhoe Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. To date, $68.7 million has been received from the sale with an additional $1.3 million expected to be received in May 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2007 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2006, and other continuous disclosure documents filed by the Company since January 1, 2007, at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of licence transfers and the closing of the Coal Division merger and completion of an updated mine plan for the Ovoot Tolgoi Project; the potential sale of the Monywa Copper Project by the Trust to a third party; the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

FIRST QUARTER REPORT
MARCH 31, 2007

TABLE OF CONTENTS

ITEM 1.	Financial Statements

Unaudited Consolidated Balance Sheets at March 31, 2007 and December 31, 2006

Unaudited Consolidated Statements of Operations for the Three Month Periods ended March 31, 2007 and 2006

Unaudited Consolidated Statement of Shareholders’ Equity for the Three Month Period ended March 31, 2007

Unaudited Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2007 and 2006

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	March 31,	December 31,
	2007	2006

(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$337,928	$363,572
Accounts receivable	15,462	24,739
Inventories	4,615	5,313
Prepaid expenses	7,723	7,941
Other current assets	286	286

TOTAL CURRENT ASSETS	366,014	401,851

INVESTMENT HELD FOR SALE (Note 4)	143,163	157,738
LONG-TERM INVESTMENTS (Note 5)	34,239	36,879
PROPERTY, PLANT AND EQUIPMENT	115,872	101,994
DEFERRED INCOME TAXES	481	481
OTHER ASSETS	4,234	4,216

TOTAL ASSETS	$664,003	$703,159

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$41,507	$37,201

TOTAL CURRENT LIABILITIES	41,507	37,201

LOANS PAYABLE TO RELATED PARTIES (Note 6)	5,088	5,088
DEFERRED INCOME TAXES	659	660
ASSET RETIREMENT OBLIGATIONS	6,531	6,353

TOTAL LIABILITIES	53,785	49,302

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
373,917,043 (2006 - 373,463,637) common shares	1,465,421	1,462,039
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 8(b))	23,062	23,062
ADDITIONAL PAID-IN CAPITAL	35,956	33,705
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 5)	10,762	13,233
DEFICIT	(924,983)	(878,182)

TOTAL SHAREHOLDERS’ EQUITY	610,218	653,857

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$664,003	$703,159

APPROVED BY THE BOARD:

J. Weatherall, Director	D. Korbin, Director
The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended March 31,
	2007	2006

(Unaudited)

OPERATING EXPENSES
Exploration (Note 2)	$(53,487)	$(31,603)
General and administrative (Note 8 (a))	(5,196)	(6,394)
Accretion	(122)	(102)
Depreciation	(1,036)	(912)
Mining property care and maintenance	(1,227)	(720)
Gain on sale of other mineral property rights	—	2,724
Write-down of carrying values of property, plant and equipment	(17)	—

OPERATING LOSS	(61,085)	(37,007)

OTHER INCOME (EXPENSES)
Share of income from investment held for sale (Note 4)	427	4,460
Interest income	4,174	755
Foreign exchange gains (losses)	814	(150)
Share of loss of significantly influenced investees	(733)	—
Gain on sale of long-term investments (Note 5 (a))	1,018	—

LOSS BEFORE TAXES AND OTHER ITEMS	(55,385)	(31,942)
Provision for income taxes	(56)	(220)
Minority interests (Note 7)	—	1,060

NET LOSS FROM CONTINUING OPERATIONS	(55,441)	(31,102)
GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 3)	8,640	7,931

NET LOSS	$(46,801)	$(23,171)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.15)	$(0.10)
DISCONTINUED OPERATIONS	0.02	0.03

	(0.13)	(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	373,673	316,280

The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

			Share Purchase		Accumulated
	Share Capital		Warrants and	Additional	Other
	Number		Share Issuance	Paid-In	Comprehensive
	of Shares	Amount	Commitment	Capital	Income	Deficit	Total

Balances, December 31, 2006	373,463,637	$1,462,039	$23,062	$33,705	$13,233	$(878,182)	$653,857
Net loss	—	—	—	—	—	(46,801)	(46,801)
Other comprehensive income (unrealized loss on available-for-sale securities) (Note 5):	—	—	—	—	(2,471)	—	(2,471)

Comprehensive loss	—	—	—	—	—	—	(49,272)

Shares issued for:
Exercise of stock options	443,200	3,291	—	(1,060)	—	—	2,231
Share purchase plan	7,346	66	—	—	—	—	66
Share purchase warrants (Note 8 (c))	2,860	25	—	—	—	—	25
Dilution gain on issuance of shares by a subsidiary	—	—	—	837	—	—	837
Stock compensation charged to operations	—	—	—	2,474	—	—	2,474

Balances, March 31, 2007	373,917,043	$1,465,421	$23,062	$35,956	$10,762	$(924,983)	$610,218

The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2007	2006
OPERATING ACTIVITIES
Net loss	$(46,801)	$(23,171)
Gain on sale from discontinued operations	(8,640)	(7,931)
Items not involving use of cash
Stock-based compensation	2,474	7,945
Accretion expense	122	102
Depreciation	1,036	912
Gain on sale of other mineral property rights	—	(2,724)
Write-down of carrying values of property, plant and equipment	17	—
Share of income from investment held for sale, net of cash distribution	14,575	(4,460)
Unrealized foreign exchange (gains) losses	(837)	307
Share of loss of significantly influenced investees	733	—
Gain on sale of long-term investments	(1,018)	—
Deferred income taxes	(1)	79
Minority interests	—	(1,060)
Net change in non-cash operating working capital items (Note 9)	4,139	(6,171)

Cash used in operating activities	(34,201)	(36,172)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	19,000	34,500
Proceeds from sale of other mineral property rights	—	2,724
Proceeds from sale of long-term investments	1,163	—
Expenditures on property, plant and equipment	(14,931)	(10,259)
Proceeds from other assets	63	127
Other	3	(530)

Cash provided by investing activities	5,298	26,562

FINANCING ACTIVITIES
Issue of share capital	2,322	2,414
Minority interests’ investment in subsidiaries	125	—

Cash provided by financing activities	2,447	2,414

EFFECT OF EXCHANGE RATE CHANGES ON CASH	812	(242)

NET CASH OUTFLOW	(25,644)	(7,438)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	363,572	101,681

CASH AND CASH EQUIVALENTS, END OF PERIOD	$337,928	$94,243

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$30,804	$26,203
Short-term money market instruments	307,124	68,040

	$337,928	$94,243

Supplementary cash flow information (Note 9)
The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited financial statements for the year ended December 31, 2006.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited financial statements of the Company for the year ended December 31, 2006.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2007 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2007, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

References to “Cdn$” refer to Canadian currency and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

On February 27, 2007 the investment held for sale ceased being accounted for using the equity method. From February 28, 2007 onwards, the investment held for sale has been accounted for under the cost method (Note 4).

(c)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the three months ended March 31, 2007. In particular, $4,638,000 of stock-based compensation charged to operations has been reclassified from general and administrative expenses to exploration expenses.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Accounting changes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. No cumulative effect adjustment to the January 1, 2007 balance of the Company’s deficit was required upon the implementation of FIN 48. As of the date of adoption there were no unrecognized tax benefits. Under current conditions and expectations, management does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of the date of adoption of FIN 48 there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company is no longer subject to income tax audits by taxing authorities in Canada prior to 2002. For other foreign jurisdictions, including Mongolia, all years remain subject to tax authority examination.
2.	EXPLORATION EXPENSES

Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	EXPLORATION EXPENSES (Continued)

During the three months ended March 31, 2007 the majority of the $53.5 million charged to exploration expenses was spent on the Company’s Mongolian properties, which consisted of the following exploration and development costs:

Three months ended
March 31,
2007
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$9,196
Site Construction	18,700
Shaft No. 1 Sinking	7,220
Exploration	4,480
Owner’s Costs (a)	4,796

44,392
Coal Division	1,227
Other Mongolia Exploration (including Asia Gold)	3,119
UB Office	2,718

51,456

(a)	Includes non-cash stock-based compensation (Note 8 (a)).
3.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) for two initial payments totalling $21.5 million, plus a series of contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

On March 30, 2007, Ivanhoe Mines received the second annual contingent payment of $19.0 million with an additional $1.3 million adjustment expected to be received in May 2007. This payment of $20.3 million includes $8.6 million in contingent income recognized in the first quarter of 2007. To date, Ivanhoe Mines has received $68.7 million in proceeds from the sale of the Project.

4.	INVESTMENT HELD FOR SALE

As part of the negotiation of the Rio Tinto plc strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest — held through its Monywa subsidiary — in the Monywa Copper Project. On February 27, 2007, Ivanhoe Mines relinquished ownership of the Monywa subsidiary to an independent third-party trust (the Trust), pending their sale. The sole purpose of the Trust is to sell the assets to one or more arm’s-length third parties. Ivanhoe Mines has divested itself of ownership in the Monywa Copper Project and Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note issued by the Trust on the transfer of the Myanmar assets, that is to be repaid once the assets are sold.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	INVESTMENT HELD FOR SALE (Continued)

Upon transfer of the Myanmar assets to the Trust effective February 27, 2007, Ivanhoe Mines ceased accounting for the investment held for sale under the equity method due to an inability to exercise significant influence. The investment held for sale is now accounted for under the cost method.

During the three months ended March 31, 2007, dividends of $30.0 million (net $15.0 million to Ivanhoe Mines) were paid by the Monywa Copper Project which reduced the carrying value of the investment held for sale.

At March 31, 2007, Ivanhoe Mines reviewed the carrying value of the investment held for sale and concluded that it was not impaired. Ivanhoe Mines will continue to review the carrying value of this investment at each quarter end.

5.	LONG-TERM INVESTMENTS

	March 31, 2007				December 31, 2006
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investment in companies subject to significant influence:
Jinshan Gold Mines Inc.	45.3%	$10,845	N/a	$10,845	46.3%	$10,866	N/a	$10,866

Investments “available-for-sale”:
Intec Ltd. (a)	6.2%	$917	$3,939	$4,856	7.1%	$1,062	$7,088	$8,150
Entrée Gold Inc.	14.8%	10,156	6,754	16,910	14.7%	10,156	6,044	16,200
Redox Diamonds Ltd.	12.0%	1,451	—	1,451	13.8%	1,451	—	1,451
Wind Energy Group Inc.	21.2%	—	—	—	21.3%	—	—	—
Asia Now Resources Corp.	2.0%	103	69	172	2.0%	103	101	204
Other	—	5	—	5	—	8	—	8

		$12,632	$10,762	$23,394		$12,780	$13,233	$26,013

		$23,477	$10,762	$34,239		$23,646	$13,233	$36,879

(a)	During the three month period ended March 31, 2007, Ivanhoe Mines’ sold 5.4 million shares of its investment in Intec Ltd. for $1,163,000. These transactions resulted in a gain on sale of $1,018,000 being recognized in operations.
6.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. At March 31, 2007, $68.7 million has been received from the sale with a further $1.3 million accrued as receivable (Note 3).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	MINORITY INTERESTS

At March 31, 2007 there were minority interests in Bakyrchik Mining Venture (“BMV”) (Kazakhstan) (70% owned) and Asia Gold Corp. (“Asia Gold”) (Canada) (44% owned). Jinshan Gold Mines Inc. (B.C., Canada) (45% owned) ceased being consolidated on August 31, 2006.

Currently, losses applicable to the minority interests in BMV and Asia Gold are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV and Asia Gold.

8.	SHARE CAPITAL
(a)	Equity Incentive Plan

During the three months ended March 31, 2007 345,500 options were granted. These options have a weighted average exercise price of Cdn$12.43, lives of five years, and vest over periods ranging from immediately to four years. The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2007 was Cdn$5.01. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 3.0 years, a risk-free interest rate of 4.00%, an expected volatility of 50%, and a dividend yield of nil%.

During the three months ended March 31, 2007, 443,200 options were exercised and 241,500 options were cancelled.

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three months ended March 31,
	2007	2006
Exploration	$1,473	$4,638
General and administrative	1,001	3,307

	$2,474	$7,945

(b)	Rio Tinto Placement

Under the terms of the Rio Tinto Agreement, Rio Tinto will take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placement (Continued)

The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at March 31, 2007:
(i)	46,026,522 share purchase warrants with exercise prices ranging between U.S.$8.38 and U.S.$8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)	46,026,522 share purchase warrants with exercise prices ranging between U.S.$8.38 and U.S.$9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.
(c)	Share Purchase Warrants

During 2004 the Company issued 5,760,000 share purchase warrants. These warrants entitled the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share. On February 13, 2007, 28,600 of the share purchase warrants were exercised with the remaining 5,731,400 warrants expiring unexercised.
9.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash operating working capital items

	Three months ended March 31,
	2007	2006
(Increase) decrease in:
Accounts receivable	$(1,083)	$(1,708)
Inventories	698	1,266
Prepaid expenses	218	(269)
Other current assets	—	1,000
Increase (decrease) in:
Accounts payable and accrued liabilities	4,306	(6,460)

	$4,139	$(6,171)

10.	SUBSEQUENT EVENTS

In the second quarter of 2006, Ivanhoe Mines announced a plan to transfer the Company’s Mongolian Coal Division to Asia Gold in exchange for approximately 82.6 million shares of Asia Gold. This transaction was approved by the minority shareholders of Asia Gold on August 8, 2006. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licences in Mongolia.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	SUBSEQUENT EVENTS (Continued)

On May 1, 2007, Ivanhoe Mines and Asia Gold announced that the Government of Mongolia has completed the transfer of all 35 coal exploration licences held by Ivanhoe Mines in the South Gobi area of Mongolia. All of the material conditions precedent to the closing have now been satisfied. The transaction is expected to close after Asia Gold’s Annual General Meeting on May 25, 2007.

Ivanhoe Mines is Asia Gold’s largest shareholder, currently owning approximately 44% of Asia Gold’s outstanding shares. Upon closing of the transaction, Ivanhoe Mines will own approximately 90% of the issued and outstanding shares of Asia Gold.